UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 23, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                 Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 23, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                     Date:  March 22, 2011
11-15-TR

Teck Updates Annual Coal and Copper Sales Guidance

Vancouver, BC - Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) provided an update today on its annual coal and copper sales guidance.

As a result of the ongoing labour disruption at our Elkview operation and unusually difficult winter weather conditions which have impacted production and shipments in the first quarter, Teck now expects coal sales in 2011 to be between 23.5 and 24.5 million tonnes. This compares to Teck’s previously announced guidance for coal sales of 24.5 to 25.5 million tonnes in 2011.

We now expect the unit mining cost of product sold to be in the range of $63 to $67 per tonne for the year and in the range of $77 to $80 per tonne for the first quarter, due primarily to lower coal volumes.   This annual guidance does not reflect any provision for further losses in production due to the Elkview labour disruption continuing into the second quarter or other potential labour disruptions.

Teck also expects annual copper sales to be in the range of 330,000 to 340,000 tonnes as a result of adverse effects of unusual and heavy rainfall at our Quebrada Blanca operation and continued ore throughput issues at the new concentrator at our Carmen de Andacollo operation.  Work continues to assess the extent of the ore hardness issue and to optimize the mill circuit of the new plant to increase throughput. This reduction will largely be reflected in the first quarter results for 2011, with total expected copper production of 75,000 tonnes.

As a result of the recent earthquake and tsunami in Japan, Teck has carried out an initial review with our customers and currently expects minimal impact to the shipment of our core commodities of copper, steelmaking coal and zinc to Japan.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes, statements regarding unit mining costs of product sold, statements regarding copper sales volumes and statements regarding the impact of the earthquake and tsunami in Japan on Teck’s copper, coal and zinc shipments.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, problems encountered by Teck’s customers in Japan, further labour disruptions or continuation of current labour disruptions, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Vice President Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Vice President Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com